This offering is not live or open to the public at this moment.

Jetpack Aviation

Rapid short distance transportation vehicle

● Small OPO	🏠 Van Nuys, CA	🏷 Transportation/Automotive
0	**$0**	**$30k - $1m**
Reservations	Raised	Reservation Goal

0% funded with 76 days left

Company (/startup/jetpack-aviation?preview=true)   Team (/startup/jetpack-aviation/team?preview=true)   C



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JetPack Aviation is the first company to design and manufacture a real jet powered personal flight machine that can be easily carried by the pilot. This is the creation of an entire new market for individuals, corporatio...

(read more ())

http://jetpackaviation.com/ (http://jetpackaviation.com/)

Invest in JetPack Aviation

Rapid Short Distance Transportation Vehicle

"JetPack Aviation is the first company to design and manufacture a real human personal flight machine. This is the creation of an entire new market for individuals, corporations, and the military. Imagine the new applications such as rapid organ transportation, high rise fire escape, and rescue missions behind enemy lines." David Mayman CEO

Invest

$6.63/shares | $55M pre-money valuation If you invest you're betting the company will be worth more than $55M in the future.

Perks

$10,000+ Visit to the JPA HQ and dinner with cofounders David & Nelson $20,000+ Tethered flight near Los Angeles $50,000+ Tethered flight + 25% discount on a Jetpack purchase



OUR MISSION

Our mission is to create a new fast and cost effective short distance transportation. For over one hundred years, comic books and science fiction movies have promised the advent of personal flight with jetpacks. This idea has captured the imagination of the public and it has never dwindled. Our company has finally created the technology solution to enable personal flight with our model JB10. We have many public demonstrations you can view below. This is reality and now you have a unique opportunity to participate in this flight adventure. This is no different to the Wright Brothers' Kitty Hawk moment when flying first became a reality, this is our moment, for all of us to experience the next aerospace revolution.

KEY FACTS

- $250,000 JB10 retail price - 365 LB of thrust - Up to 18,000 feet in altitude - 68 Miles per hour - Over 10 minutes of flight time (varies with pilot weight) - Built-in stabilization - Uses ordinary jet or car diesel fuel - Easy to use flight controls

Why I Invested In Jetpack Aviation

I have looked at and made many investments over the years and Jetpack Aviation captured my attention and imagination. I changed my flights and flew to LA to visit their workshop in Van Nuys CA. What I saw was impressive. The company is driven by passionate and talented engineers and what they have achieved in a short time is quite amazing. I agreed to invest that day. I look forward to seeing the future of aviation emerge. Peter Grantham, Investor



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When I saw the video of David flying a real jetpack around the Statue of Liberty I knew I wanted to be part of this incredible adventure. I studied the company and the people and loved what I saw. I'm proud to be one of their earliest investors. I would not hesitate to encourage investors to get in on the ground floor of an opportunity to do something really different, that has lots of practical applications and such a strong emotional pull for so many people and has a great chance of being a commercial success. Zenzele Nzula, Investor



Buzz About Us

"It's the ultimate boy's toy - with a very grown up price tag." - The Mirror "Having completed more than 400 test flights, Mr Mayman hopes to make an electric version of the jetpack commercially available for 250,000 US dollars (£196,000), with development starting in April next year after a £300,000 crowdfunding investment." - Daily Mail.com "This is for the city boys who grew up in the 70s and 80s and dreamt of being a real-life Iron Man." - BBC.COM "How Close is Star Wars' Transportation to Reality?" - Fortune "Cleared for Takeoff" - Wall Street Journal





We Have Designed the Jetpack JB10

We are the only company to make multiple public demonstrations of a personal flight vehicle. We have over 400 test flights without any major incidents. We are now ready to finish the design of the JB10 and then start manufacturing and shipping them around the globe. With a 10,000 feet maximum altitude and 68 miles per hour, the JB10 can lift a person vertically off the ground from a tiny space and they can fly for up 10 minutes. This technology feat is just the beginning, with additional improvements the flight time will increase. Watch these incredible videos.



New York Flight, November 2015



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London Flight, September 2016





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The Jet Engine is a Marvel

Lift Off

One of the smallest available jet engines in the world. Each engine delivers 180 LB of thrust and runs on ordinary jet fuel or diesel. It is a technology that is the key to making jetpacks a reality. The JB10 jetpack is powered by 2 specially modified jet turbine engines which are controlled by a throttle synchronization computer ensuring the thrust produced by each engine is managed equally - this system is patent pending. The two engines have a power to weight ratio of over 7 to 1 offering 360 lbs of thrust.

How it Works

The engines are constructed from a single radial compressor and an axial flow turbine stage. They have an inbuilt electric starter motor for the start and cool down sequences. At maximum throttle they can spin over 60,000 rpm or 20,000 rpm at ground idle. The exhaust gas leaves the engine at about 1,300 degrees but this rapidly reduces as it mixes with cool ambient air so causes the pilot no discomfort in flight.

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How to Fly

The takeoff and control of the Jetpack is made easy with our inbuilt flight stabilization technology. Our patent pending control systems have been designed to automatically adjust for changes in fuel load during flight. This integrated stabilization and control system makes the jetpack easy to fly but also gives it incredible agility and maneuverability. An advanced computer pilot information display, fully developed in-house, provides all necessary information to the pilot. The left handle controls the spin. The right handle controls the throttle and thrust. Lean forward to move forward and gain speed. Lean back to slow down and eventually hover. Lean left and give left spin or lean right to turn.

This offering is not live or open to the public at this moment.

Jetpack Aviation

Rapid short distance transportation vehicle

● Small OPO	🏠 Van Nuys, CA	🏷 Transportation/Automotive
0	$0	$30k - $1m
Reservations	Raised	Reservation Goal

0% funded with 76 days left

Company (/startup/jetpack-aviation?preview=true)   **Team (/startup/jetpack-aviation/team?preview=true)**   (

Meet the Founders

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David Maymen

CEO

Founder of TrueLocal.com.au and YourLocal.ie and an early advisor to MarketBoomer.com, assisting the company to expand to Europe and Asia. His passion has always been aviation and he holds an American commercial aeroplane pilot license with instrument rating and Australian and European helicopter and aeroplane pilot licenses.

Nelson Tyler

Chief Designer

Nelson is our Chief Designer. He has been a successful and award winning inventor and product designer for over 55 years. Nelson founded Tyler Camera Systems in 1964. His primary business is the design and manufacturing of stabilized camera systems for helicopters. He is the recipient of three Academy awards and the Fuji Gold Medal.

And the Rest of the Team

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Stefano Paris
Chief Technical Officer
Chief Technical Officer of Jetpack Aviation

Sergey Samchyk
Head of Computer Engineering
Head of Computer Engineering at Jetpack Aviation

Bruce Tulloch
New Media and Technologies
New Media and Technologies at Jetpack Aviation

Yuriy Fuks
Electrical and Computer Engineering Advisor
Electrical and Computer Engineering Advisor at Jetpack Aviation

Sergey Samchyk
Head of Computer Engineering
Head of Computer Engineering at Jetpack Aviation

This offering is not live or open to the public at this moment.

Jetpack Aviation

Rapid short distance transportation vehicle

● Small OPO	🏠 Van Nuys, CA	🏷 Transportation/Automotive
0 Reservations	**$0** Raised	**$30k - $1m** Reservation Goal

0% funded with 76 days left

Company (/startup/jetpack-aviation?preview=true)   **Team (/startup/jetpack-aviation/team?preview=true)**

Offering Terms

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 3. References to "we," "us," "our," or the "company" mean Jetpack Aviation Corporation.

Our Company

Jetpack Aviation Corporation ("**JPA**" or the "**Company**") has designed and is developing a vertical take-off and landing jetpack designated as "*JB-10*", which the Company intends to market and sell worldwide.   The Company is also developing a range of other vertical takeoff and landing aircraft that may one day be used as an alternative to motor vehicles.

This Offering

Securities Offered: Maximum of 150,800 shares of common stock ($999,804).

Common Stock outstanding before the Offering (1): 8,302,528

Common Stock outstanding after the Offering (1): 8,453,328

Use of proceeds: The net proceeds of this offering will be used primarily to complete the design and development of the pre-production jetpack prototype.

Risk factors: Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

_____

Does not include outstanding warrants to purchase 137,278 shares of common stock at an exercise price of $5.00 per share.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD


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Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Finances

Balance Sheet

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/balance_sheet/Balance_Sheet.pdf)

Income Statements

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/income_statements/Statement_of_Operations.pdf)

Statement of Cash Flow

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/statement_of_cash_flow/Statement_of_Cash_Flows.pdf)

Statement of Changes in Equity For Past 2 Years

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/statement_of_equity_changes_past_2_years/Stockholders_Equity.pdf)

Anticipated Business Plan

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/anticipated_business_plan/Business_Plan.pdf)

Any Related Party Transaction

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/any_related_party_transaction/Related_Party_Transactions.pdf)

Description of Intended Use of Proceeds

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/description_of_intended_use_of_proceeds/Use_of_Proceeds.pdf)

Ownership and Capital Structure

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/ownership_and_capital_structure/Shareholder_Breakdown.pdf)

Material Terms of Any Indebtedness

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/material_terms_of_any_indebtedness/Indebtedness.pdf)

Financial Condition

 **()**

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/financial_condition/Financial_Condition.pdf)

Background of Directors and Officers

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/background_of_directors_and_officers/Background.pdf)

Independent Accountant's Review

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/independent_accountants_review/Jetpack_Aviation__Inc._Reviewed_Financial_Statements.pdf)

Any Events Triggering Disqualification

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/any_events_triggering_disqualification/Disqualification.pdf)

Footnotes

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/footnotes/Footnotes.pdf)

Video Transcription

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/file/Video_Transcription.pdf)

Articles of Incorporation

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/file/Jetpack_Aviation__Inc.-DE-Incorporation.pdf)

Offering Circular

(https://d19j0qt0x55bap.cloudfront.net/production/startups/jetpack-aviation/documents/file/Offering_Circular_Final.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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